EXHIBIT 99.1

Results of the votes of the Combined Shareholders’ General Meeting of December 11, 2024

Daix (France), New York City (New York, United States), December 11, 2024 – Inventiva (Euronext Paris and Nasdaq: IVA) (the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”), also known as non-alcoholic steatohepatitis (“NASH”), and other diseases with significant unmet medical needs, today announced the results of the votes of its Combined Shareholders’ Meeting.

The Combined Shareholders' Meeting was held on Wednesday December 11, 2024, at 9 a.m. at Hôtel Oceania Le Jura, 14 avenue Foch, 21000 Dijon (France), under the chairmanship of Mr. Frédéric Cren, Chairman and Chief Executive Officer and cofounder of Inventiva.

Mr. Frederic Cren proceeded to the usual formalities of the opening of the meeting, in particular to the constitution of the Bureau by appointing Mr. Pierre Broqua and Mr. Jean Volatier, as tellers, as well as Mr. Eric Duranson, as secretary of the general meeting.

All the resolutions submitted to vote have been adopted by the shareholders, with the exception of the 59th resolution, which had been the subject of a negative recommendation by the Board of Directors. The 59th resolution would have empowered the Board of Directors to decide on share capital increases reserved for members of a company savings plan to be set up by the Company.

Pursuant to Article R. 22-10-14 IV. of the French Commercial Code, the Combined Shareholders’ Meeting approved, without modification, the compensation policy for corporate officers as presented in the report of the Board of Directors (Schedules 1 to 4, pages 27 and seq.).

Information on the results of the votes is detailed below:

  Total number of shares composing the share capital: 87 077 695
  Total number of shares with voting rights: 86 962 703
	Ordinary part			Extraordinary part
	Shareholders	Shares	Votes	Shareholders	Shares	Votes
Shareholders present	2	13 000	13 000	2	13 000	13 000
Proxy to third parties	0	0	0	0	0	0
Proxy to the Chairman	111	4 701 495	4 770 465	111	4 701 495	4 770 465
Mail votes	72	64 628 619	76 624 677	72	64 628 619	76 624 677
TOTAL	185	69 343 114	81 408 142	185	69 343 114	81 408 142
Quorum	79,738%			79,738%

VOTE RESULTS Ordinary Resolutions
Resolution	Result	For		Against		Abstention		Total number of votes cast	Number of represented shares	Proportion of represented share capital	Non- voting votes	Invalid votes	Quorum
		Votes	%	Votes	%	Votes	%
1	Adopted	81 065 229	99,58%	341 425	0,42%	1 488	-	81 406 654	69 343 114	79,633%	0	0	79,738%
2	Adopted	81 066 149	99,58%	340 505	0,42%	1 488	-	81 406 654	69 343 114	79,633%	0	0	79,738%
3	Adopted	64 373 078	99,40%	386 537	0,60%	16 648 527	-	64 759 615	69 343 114	79,633%	0	0	79,738%
4	Adopted	81 021 688	99,53%	383 921	0,47%	2 533	-	81 405 609	69 343 114	79,633%	0	0	79,738%

VOTE RESULTS Extraordinary Resolutions
Resolution	Result	For		Against		Abstention		Total number of votes cast	Number of represented shares	Proportion of represented share capital	Non- voting votes	Invalid votes	Quorum
		Votes	%	Votes	%	Votes	%
5	Adopted	81 357 493	99,96%	31 297	0,04%	19 352	-	81 388 790	69 343 114	79,633%	0	0	79,738%
6	Adopted	73 651 642	99,99%	10 853	0,01%	2 730 107	-	73 662 495	64 327 574	73,873%	5 015 540	0	78,498%
7	Adopted	73 651 972	99,99%	10 523	0,01%	7 745 647	-	73 662 495	69 343 114	79,633%	0	0	79,738%
8	Adopted	72 649 419	99,99%	10 523	0,01%	1 267 546	-	72 659 942	64 073 710	73,582%	7 480 654	0	78,432%
9	Adopted	74 537 483	99,99%	10 523	0,01%	3 544 556	-	74 548 006	66 027 534	75,826%	3 315 580	0	78,935%
10	Adopted	75 120 718	99,99%	10 883	0,01%	1 267 921	-	75 131 601	64 334 494	73,881%	5 008 620	0	78,500%
11	Adopted	72 946 906	99,99%	10 523	0,01%	1 267 921	-	72 957 429	62 160 322	71,384%	7 182 792	0	77,914%
12	Adopted	78 507 669	99,99%	10 883	0,01%	1 267 521	-	78 518 552	67 721 045	77,770%	1 622 069	0	79,353%
13	Adopted	75 603 876	99,99%	10 883	0,01%	1 267 521	-	75 614 759	64 817 252	74,436%	4 525 862	0	78,626%
14	Adopted	79 586 996	99,99%	10 523	0,01%	1 267 521	-	79 597 519	68 800 012	79,009%	543 102	0	79,611%
15	Adopted	77 112 497	99,99%	10 883	0,01%	2 323 555	-	77 123 380	67 381 907	77,381%	1 961 207	0	79,271%
16	Adopted	77 109 342	99,98%	14 038	0,02%	3 228 728	-	77 123 380	68 287 080	78,420%	1 056 034	0	79,489%
17	Adopted	78 074 460	99,98%	14 038	0,02%	1 267 921	-	78 088 498	67 291 391	77,277%	2 051 723	0	79,249%
18	Adopted	76 008 147	99,99%	10 523	0,01%	1 267 921	-	76 018 670	65 221 563	74,900%	4 121 551	0	78,730%
19	Adopted	78 923 202	99,99%	10 523	0,01%	1 267 521	-	78 933 725	68 136 218	78,247%	1 206 896	0	79,453%
20	Adopted	79 828 350	99,99%	10 523	0,01%	1 267 546	-	79 838 873	69 041 391	79,287%	301 723	0	79,668%
21	Adopted	79 828 050	99,99%	10 523	0,01%	1 267 846	-	79 838 573	69 041 391	79,287%	301 723	0	79,668%
22	Adopted	79 526 627	99,99%	10 522	0,01%	1 267 546	-	79 537 149	68 739 667	78,940%	603 447	0	79,597%
23	Adopted	81 359 867	99,96%	33 095	0,04%	15 180	-	81 392 962	69 343 114	79,633%	0	0	79,738%
24	Adopted	71 582 912	99,98%	11 523	0,02%	5 634 249	-	71 594 435	65 163 656	74,833%	4 179 458	0	78,715%
25	Adopted	71 583 312	99,98%	11 522	0,02%	6 726 444	-	71 594 834	66 256 250	76,088%	3 086 864	0	78,993%
26	Adopted	71 583 312	99,98%	11 522	0,02%	9 416 262	-	71 594 834	68 946 068	79,177%	397 046	0	79,645%
27	Adopted	71 583 672	99,98%	11 522	0,02%	9 616 857	-	71 595 194	69 147 023	79,408%	196 091	0	79,693%
28	Adopted	73 651 045	99,98%	11 522	0,02%	2 730 035	-	73 662 567	64 327 574	73,873%	5 015 540	0	78,498%
29	Adopted	73 651 045	99,98%	11 522	0,02%	7 745 575	-	73 662 567	69 343 114	79,633%	0	0	79,738%
30	Adopted	78 506 742	99,99%	11 522	0,01%	1 267 809	-	78 518 264	67 721 045	77,770%	1 622 069	0	79,353%
31	Adopted	75 602 949	99,98%	11 523	0,02%	1 267 808	-	75 614 472	64 817 252	74,436%	4 525 862	0	78,626%
32	Adopted	80 129 171	99,99%	11 522	0,01%	1 267 449	-	80 140 693	69 343 114	79,633%	0	0	79,738%
33	Adopted	81 369 605	99,97%	21 077	0,03%	17 460	-	81 390 682	69 343 114	79,633%	0	0	79,738%
34	Adopted	72 648 517	99,98%	11 547	0,02%	1 267 424	-	72 660 064	64 073 710	73,582%	7 480 654	0	78,432%
35	Adopted	74 536 581	99,98%	11 522	0,02%	3 544 459	-	74 548 103	66 027 534	75,826%	3 315 580	0	78,935%
36	Adopted	75 120 191	99,98%	11 523	0,02%	1 267 808	-	75 131 714	64 334 494	73,881%	5 008 620	0	78,500%
37	Adopted	72 946 380	99,98%	11 522	0,02%	1 267 448	-	72 957 902	62 160 322	71,384%	7 182 792	0	77,914%
38	Adopted	78 506 742	99,99%	11 522	0,01%	1 267 809	-	78 518 264	67 721 045	77,770%	1 622 069	0	79,353%
39	Adopted	75 603 309	99,98%	11 522	0,02%	1 267 449	-	75 614 831	64 817 252	74,436%	4 525 862	0	78,626%
40	Adopted	79 586 070	99,99%	11 522	0,01%	1 267 448	-	79 597 592	68 800 012	79,009%	543 102	0	79,611%
41	Adopted	77 111 571	99,99%	11 522	0,01%	2 323 842	-	77 123 093	67 381 907	77,381%	1 961 207	0	79,271%
42	Adopted	77 111 570	99,99%	11 523	0,01%	3 229 015	-	77 123 093	68 287 080	78,420%	1 056 034	0	79,489%
43	Adopted	78 077 449	99,99%	11 547	0,01%	1 267 423	-	78 088 996	67 291 391	77,277%	2 051 723	0	79,249%
44	Adopted	76 007 621	99,98%	11 522	0,02%	1 267 448	-	76 019 143	65 221 563	74,900%	4 121 551	0	78,730%
45	Adopted	78 922 276	99,99%	11 522	0,01%	1 267 448	-	78 933 798	68 136 218	78,247%	1 206 896	0	79,453%
46	Adopted	79 827 089	99,99%	11 522	0,01%	1 267 808	-	79 838 611	69 041 391	79,287%	301 723	0	79,668%
47	Adopted	79 827 088	99,99%	8 522	0,01%	1 270 809	-	79 835 610	69 041 391	79,287%	301 723	0	79,668%
48	Adopted	79 525 724	99,99%	11 523	0,01%	1 267 448	-	79 537 247	68 739 667	78,940%	603 447	0	79,597%
49	Adopted	81 369 446	99,97%	20 777	0,03%	17 919	-	81 390 223	69 343 114	79,633%	0	0	79,738%
50	Adopted	71 583 672	99,98%	11 523	0,02%	5 633 489	-	71 595 195	65 163 656	74,833%	4 179 458	0	78,715%
51	Adopted	71 583 673	99,98%	11 522	0,02%	6 726 083	-	71 595 195	66 256 250	76,088%	3 086 864	0	78,993%
52	Adopted	71 583 673	99,98%	11 522	0,02%	9 415 901	-	71 595 195	68 946 068	79,177%	397 046	0	79,645%
53	Adopted	71 583 673	99,99%	8 522	0,01%	9 619 856	-	71 592 195	69 147 023	79,408%	196 091	0	79,693%
54	Adopted	73 651 045	99,98%	11 523	0,02%	2 730 034	-	73 662 568	64 327 574	73,873%	5 015 540	0	78,498%
55	Adopted	73 651 046	99,98%	11 522	0,02%	7 745 574	-	73 662 568	69 343 114	79,633%	0	0	79,738%
56	Adopted	75 603 340	99,98%	11 492	0,02%	1 267 448	-	75 614 832	64 817 252	74,436%	4 525 862	0	78,626%
57	Adopted	80 129 201	99,99%	11 493	0,01%	1 267 448	-	80 140 694	69 343 114	79,633%	0	0	79,738%
58	Adopted	81 020 280	99,54%	372 859	0,46%	15 003	-	81 393 139	69 343 114	79,633%	0	0	79,738%
59	Rejected	7 685 904	9,76%	71 063 231	90,24%	2 659 007	-	78 749 135	69 343 114	79,633%	0	0	79,738%
60	Adopted	75 436 351	92,67%	5 970 263	7,33%	1 528	-	81 406 614	69 343 114	79,633%	0	0	79,738%
61	Adopted	81 029 215	99,54%	376 299	0,46%	2 628	-	81 405 514	69 343 114	79,633%	0	0	79,738%
62	Adopted	81 014 251	99,53%	379 238	0,47%	14 653	-	81 393 489	69 343 114	79,633%	0	0	79,738%
63	Adopted	79 403 905	99,54%	367 540	0,46%	1 636 697	-	79 771 445	69 343 114	79,633%	0	0	79,738%

VOTE RESULTS Ordinary Resolutions
Resolution	Result	For		Against		Abstention		Total number of votes cast	Number of represented shares	Proportion of represented share capital	Non- voting votes	Invalid votes	Quorum
		Votes	%	Votes	%	Votes	%
64	Adopted	76 371 031	93,82%	5 034 133	6,18%	2 978	-	81 405 164	69 343 114	79,633%	0	0	79,738%
65	Adopted	72 500 044	99,51%	359 596	0,49%	8 548 502	-	72 859 640	69 343 114	79,633%	0	0	79,738%
66	Adopted	81 391 050	99,98%	16 704	0,02%	388	-	81 407 754	69 343 114	79,633%	0	0	79,738%

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with MASH/NASH and other diseases with significant unmet medical need. The Company benefits from a strong expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation. Inventiva is currently advancing one clinical candidate, has a pipeline of two preclinical programs and continues to explore other development opportunities to add to its pipeline.

Inventiva’s lead product candidate, lanifibranor, is currently in a pivotal phase 3 clinical trial, NATiV3, for the treatment of adult patients with MASH/NASH, a common and progressive chronic liver disease.

Inventiva’s pipeline also includes odiparcil, a drug candidate for the treatment of adult MPS VI patients. As part of Inventiva’s decision to focus clinical efforts on the development of lanifibranor, it suspended its clinical efforts relating to odiparcil and is reviewing available options with respect to its potential further development. Inventiva is also in the process of selecting a candidate for its Hippo signaling pathway program.

The Company has a scientific team of approximately 90 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, and clinical development. It owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly-owned research and development facility.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA).

www.inventivapharma.com

Contacts

Inventiva Pascaline Clerc, PhD EVP, Strategy and Corporate Affairs media@inventivapharma.com +1 202 499 8937	Brunswick Group Tristan Roquet Montegon / Aude Lepreux / Julia Cailleteau Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	Westwicke, an ICR Company Patricia L. Bank Investor relations patti.bank@westwicke.com +1 415 513-1284

Important Notice

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements.

These statements include, but are not limited to, forecasts and estimates with respect to Inventiva’s pre-clinical programs and clinical trials, including design, duration, timing, recruitment costs, screening and enrollment for those trials, including the ongoing NATiV3 Phase III clinical trial with lanifibranor in MASH/NASH, clinical trial data releases and publications, the information, insights and impacts that may be gathered from clinical trials, the potential therapeutic benefits of Inventiva’s product candidates, including lanifibranor, potential regulatory submissions, approvals and commercialization, Inventiva’s pipeline and preclinical and clinical development plans, the expected benefit of having received Breakthrough Therapy Designation, including its impact on the development and review timeline of Inventiva’s product candidates, the potential development of and regulatory pathway for odiparcil, and future activities, expectations, plans, growth and prospects of Inventiva and its partners. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, “designed”, “hopefully”, “target”, “potential”, “opportunity”, “possible”, “aim”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance, or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all. Future results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including that Inventiva cannot provide assurance on the impacts of the Suspected Unexpected Serious Adverse Reaction (SUSAR) on enrollment or the ultimate impact on the results or timing of the NATiV3 trial or regulatory matters with respect thereto, that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, in the absence of which, Inventiva may be required to significantly curtail, delay or discontinue one or more of its research or development programs or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, Inventiva’s ability to obtain financing and to enter into potential transactions, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's and its partners’ clinical trials may not support Inventiva's and its partners’ product candidate claims, Inventiva's expectations with respect to its clinical trials may prove to be wrong and regulatory authorities may require holds and/or amendments to Inventiva’s clinical trials, Inventiva’s expectations with respect to the clinical development plan for lanifibranor for the treatment of MASH/NASH may not be realized and may not support the approval of a New Drug Application, Inventiva and its partners may encounter substantial delays beyond expectations in their clinical trials or fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's and its partners’ control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s and its partners' business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by geopolitical events, such as the conflict between Russia and Ukraine and related sanctions, impacts and potential impacts on the initiation, enrollment and completion of Inventiva’s and its partners’ clinical trials on anticipated timelines and the state of war between Israel and Hamas and the related risk of a larger conflict, health epidemics, and macroeconomic conditions, including global inflation, rising interest rates, uncertain financial markets and disruptions in banking systems. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts, and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2023, filed with the Autorité des Marchés Financiers on April 3, 2024 as amended on October 14, 2024, and the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on April 3, 2024, and the Half-Year Report for the six months ended June 30, 2024 on Form 6-K filed with the SEC on October 15, 2024. Other risks and uncertainties of which Inventiva is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

Attachment

  Inventiva - PR - Results of GM 11 12 2024 - EN - 12 12 2024 (https://ml-eu.globenewswire.com/Resource/Download/b1f1edce-73f5-437d-a1c7-499b334253dd)